

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 7, 2015

<u>Via E-mail</u>

Michael F. Biehl
Executive Vice President and Chief Financial Officer
Chart Industries, Inc.
One Infinity Corporate Centre Drive
Suite 300
Garfield Heights, Ohio 44125-5370

  Re: Chart Industries, Inc.
    Form 10-K for Fiscal Year Ended December 31, 2013
    Filed February 25, 2014
    File No. 1-11442

Dear Mr. Biehl:

   We refer you to our comment letter dated December 15, 2015, regarding business contacts with Cuba, Sudan and Syria. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

            Sincerely,

            /s/ Cecilia Blye

            Cecilia Blye, Chief
            Office of Global Security Risk

cc: Pamela Long
    Assistant Director
    Division of Corporation Finance